

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 29, 2007

Mr. Peter Currie
Executive Vice-President and Chief Financial Officer
Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada
L6T 5P6

>   **Re: Nortel Networks Limited**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed May 1, 2006**
>
>   **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
>   **File No. 0-30758**

Dear Mr. Currie:

        We have reviewed your amendment and supplemental response letter dated
November 30, 2006 as well as your filing and have the following comments. As noted in
our comment letter dated September 1, 2006, we have limited our review to your
financial statements and related disclosures and do not intend to expand our review to
other portions of your documents.

Form 10-Q for the quarter ended June 30, 2006

Condensed Consolidated Balance Sheets, page 2

1.   We note your response to our prior comment 3. In regard to your deferred tax
        assets discussion in your critical accounting policies, please expand to include the
        following:

- A table similar to that provided on page 4 of your response letter,
  specifically detailing your deferred tax assets in each material jurisdiction
  as of the latest balance sheet presented.
- Your analysis by material jurisdiction supporting the future realization of
  the deferred tax asset and that a valuation allowance is not needed. When

> presenting such analysis, positive and negative evidence based on the examples in SFAS 109 should specifically correlate to the examples in paragraphs 23 and 24. For example, we note that you have significant negative evidence such as cumulative losses in recent years. Accordingly, your conclusion that a valuation allowance is not needed requires positive evidence of sufficient quality and quantity to counteract this negative evidence. Such positive evidence that correlates specifically to paragraph 24 is your assessment that your future income projections will produce more than enough taxable income to realize the deferred tax asset within the carryforward period.

- Your analysis should also address any unsettled circumstances pursuant to paragraph 23(c) as it relates to your APA/Transfer Pricing uncertainty.

- Your analysis should also highlight other factors that may impact your future realization, such as the extensive loss carryforward period of 20 years in the U.S. Please note that examples such as <u>no</u> history of material amounts of losses or tax credit carryforwards expiring unused does not provide "positive evidence," rather, they are simply other possible examples of negative evidence.

- Provide a detailed analysis of your deferred tax assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, we note that you place particular emphasis on your future income projections. If your future income projections were to change based on declines in revenues or increases in certain expenses, you should quantify the related impact on your net deferred tax assets.

For additional guidance, refer the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with your proposed disclosure.

<u>Application of Critical Accounting Policies and Estimates, page 75</u>
<u>Goodwill Valuation, page 78</u>

2. We note your response to our previous comment 5 and your statement that intellectual property rights and patents generally benefit multiple product portfolios. As a result, each of the product portfolios requires the use of

intellectual property that may not be attributable to or be transferable with the product portfolio. Please:

- Expand your discussion of how intellectual property and patents are shared by various product portfolios. Provide us with specific examples that address all product portfolios. Also, provide this discussion for your new organizational structure that you implemented in the third quarter of 2006.
- Tell us in detail about all of your inputs that you believe are shared by multiple product portfolios.
- Also, tell us if certain product portfolios relate to specific acquisitions and if goodwill was acquired during those acquisitions. Your response should address the majority of goodwill currently recorded in your financial statements.

3.   We note your response to our prior comment 8. Your response did not address all the economic characteristics as outlined in EITF D-101. Please address more specifically: 1) shared assets and resources; 2) common R&D; and 3) goodwill recoverability. Also the difference in gross margins between PEC and NGS appears to be significant, please address the major difference in margins in more detail.

Form 10-Q for the fiscal quarters ended September 30, 2006

 4. Consolidated financial statement details, page 13

4.   We note that you recorded adjustments related to prior periods which are included in your third quarter 2006 financial statements. We also note that these adjustments resulted in a net increase of approximately $37 to net loss which is 18% of your net loss for the nine months ended September 30, 2006. Since these adjustments appear to be corrections of previous errors, please provide us with the following information:

- Provide us with your SAB 99 analysis regarding the materiality of these adjustments.
- Tell us in more detail about these adjustments.

*   *   *   *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or me at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kyle Moffatt
Accounting Branch Chief